

10033117

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 24 2010
DIVISION OF MARKET REGULATION

SECURI... ...ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /(A)
PART III

SEC FILE NUMBER
8- 48755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Financial Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harvey E Kaill, CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Xpls 4/13



8-48755
X NA

RYAN FINANCIAL

Advisors on all Matters of Wealth Creation, Management, and Preservation

November 23, 2010

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

Re: Ryan Financial, Inc.

To Whom It May Concern:

Enclosed, please find a copy of the SIPC Supplemental Report from Ryan Financial, Inc. for the year ended September 30, 2010.

If you have any questions, please feel free to contact us at (978) 475-1500.

Sincerely,

Janice Fair

Janice M. Fair

/jmf
Enclosure

Ryan Financial, Inc.

Supplemental SIPC Report

September 30, 2010


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Board of Directors
Ryan Financial, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Ryan Financial, Inc. for the fiscal year ended September 30, 2010. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period October 1, 2009 to September 30, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Ryan Financial, Inc. taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
November 2, 2010

Ryan Financial, Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Fiscal Year Ended September 30, 2010

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 0
Less Payments Made:		
Date Paid	Amount	
June 1, 2010	$ 150	
		150
Interest on late payment(s)		0
Total Assessment Balance and Interest Due		$ 0
Payment made with Form SIPC-7T		$ 0

See Accountant's Report & Accompanying Notes

Ryan Financial, Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Fiscal Year Ended September 30, 2010

Total revenue	$ 845,663
Additions:	
Total additions	$ 845,663
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	822,980
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	35,777
Net gain from securities in investment accounts	4
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	0
Total deductions	$ 858,761
SIPC NET OPERATING REVENUES	($ 13,098)
GENERAL ASSESSMENT 0 .0025	$ 0

See Accountant's Report & Accompanying Notes